UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, April 8 2019

We hereby comply to inform that today, 8 April 2019, we received notice of the Special Prosecutor´s request, filed before the First National Court of Preparatory Investigations, to seek the inclusion of Graña y Montero S.A.A. and our subsidiary GyM S.A. as civilly liable in the investigations being carried out against Mr. Juan Carlos Zevallos Ugarte in connection with the IIRSA Sur, tranches 2 and 3 project.

As previously informed on 18 December 2018, the Company is currently considered civilly liable for the investigations being carried out against Alejandro Toledo Manrique, et al. in connection to the IIRSA Sur, tranches 2 and 3 project.

In accordance with Peruvian Law N° 30737 and as previously informed on 27 February 2019, Graña y Montero S.A.A. y GyM S.A. signed the Guarantee Trust Agreement to assure potential payment for civil liabilities to the Peruvian State that may arise from a sentencing on the investigations of the IIRSA Sur, tranches 2 and 3 project. In accordance with Law N° 30737, the total amount of the Guarantee Trust is calculated on a per project basis, without considering the number of investigated people that may arise from each project.

Therefore, with relation to the filed request mentioned in first paragraph herein, we ratify that any negative monetary impact that may arise from investigations against any person in connection to the IIRSA Sur, tranches 2 and 3 project have been covered with the execution of the Guarantee Trust Agreement.

Yours truly,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: April 8, 2019